Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 6, 2023
Relating to Preliminary Prospectus Supplement dated February 6, 2023

Registration No. 333-256902

Associated Banc-Corp

PRICING TERM SHEET

February 6, 2023

$300,000,000 6.625% Fixed-Rate Reset Subordinated Notes due 2033

Issuer:	Associated Banc-Corp (the “Issuer”)

Expected Ratings*:	Baa1 (Under Review for Downgrade) at Moody’s BBB- (Stable Outlook) by S&P

Ranking:	Subordinated

Security:	6.625% Fixed-Rate Reset Subordinated Notes due 2033 (the “Notes”)

Principal Amount:	$300,000,000

Maturity Date (if not previously redeemed):	March 1, 2033

Reset Date:	March 1, 2028

Offering Format:	SEC Registered

Trade Date:	February 6, 2023

Settlement Date**:	February 10, 2023 (T+4)

Benchmark Treasury:	UST 3.500% due January 31, 2028

Benchmark Treasury Price and Yield:	98-19; 3.813%

Spread to Benchmark Treasury:	T + 281.2 bps

Reoffer Yield:	6.625%

Coupon:	(i) From and including February 10, 2023 to, but excluding, the Reset Date, or the date of earlier redemption, at a rate per annum equal to 6.625% and (ii) from and including the Reset Date to, but excluding, the Maturity Date or date of earlier redemption at a rate per annum equal to the Five-Year U.S. Treasury Rate as of the Reset Determination Date as described in the preliminary prospectus supplement plus 2.812% per annum.

Interest Payment Dates:	Interest on the Notes will be payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing on June 1, 2023.

Optional Redemption:	The Issuer may redeem the Notes, at its option, in whole or in part, (i) on the Reset Date, and on any interest payment date thereafter, or (ii) at any time during the three month period prior to the maturity date, in each case subject to obtaining the prior approval of the Board of Governors of the Federal Reserve System (“FRB”) to the extent such approval is then required under the rules of the FRB, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Special Redemption:

The Issuer may redeem the Notes at any time prior to the Maturity Date, in whole, but not in part, subject to obtaining the prior approval of the FRB to the extent such approval is then required under the rules of the FRB, upon the occurrence of a “Regulatory Capital Treatment Event” (as defined under “Description of the Notes—Optional Redemption by Us” in the Preliminary Prospectus Supplement) at a redemption price equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest to, but excluding, the redemption date.

Calculation Agent:	The Issuer will appoint a calculation agent for the Notes prior to the Reset Determination Date. In addition, the Issuer or an affiliate of the Issuer may assume the duties of the calculation agent.

Day Count Convention:	30/360

Use of Proceeds:	The net proceeds from this offering will be used for general corporate purposes.

Price to Public:	$25 per note

Underwriters’ Discount:	$0.7875 per notes sold to retail investors and $0.25 per notes sold to institutional investors

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$292,740,312.50

CUSIP / ISIN:	045487600 / US0454876006

Denominations:	$25 minimum denomination and $25 integral multiples thereof

Listing:	The issuer intends to apply to list the Notes on the New York Stock Exchange and, if the application is approved, expects trading in the Notes to begin within 30 days after the Settlement Date

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Co-Manager:	Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time. Each rating should be evaluated independently of any other rating.

** Note: The Issuer expects to deliver the Notes against payment for the Notes on the fourth business day following the Trade Date (“T+4”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during the period described above should consult their own advisors.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus) and a Preliminary Prospectus Supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at 1-800- 294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or J.P. Morgan Securities LLC toll-free at (212) 834-4533, Morgan Stanley & Co. LLC at 1-866-718-1649, or Wells Fargo Securities, LLC by calling 1-800-645-3751.

The Issuer may from time to time repurchase the Notes in open market purchases or negotiated transactions without prior notice to holders.

Any redemption, repurchases or defeasance of the Notes will be subject to the Issuer obtaining the prior approval of the FRB and any additional requirements that the FRB may impose with respect to redemption, repurchases or defeasance of the Notes. Notwithstanding the foregoing, if, due to a change in law, regulation or policy subsequent to the issuance of the Notes, the FRB does not require that redemption, repurchases or defeasance of instruments be subject to FRB approval in order for the instrument to be accorded Tier 2 Capital treatment, then no such approval of the FRB will be required for such redemption, repurchases or defeasance.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.